January 8, 2007

Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

RE:	Harley-Davidson, Inc. Form 10-K for the year ended December 31, 2005 File No. 001-09183

Dear Ms. Cvrkel,

This letter sets forth the responses of Harley-Davidson, Inc. (the “Company”) to the letter of the Securities and Exchange Commission (the “Staff”) dated December 18, 2006, with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 25, 2006. To facilitate your review, our responses below include the Staff’s original comments and have been ordered using numbers that correspond with those set forth in the Staff’s letter.

Form 10-K for the year ended December 31, 2005

Consolidated Statement of Cash Flows, page 54

1.	We note from your response to our prior comment 7 that the overall impact of the reclassifications was not material to the 2004 or 2003 financial statements included in the 2005 Form 10-K. However, it appears from the amounts included in your response that the reclassification materially affected cash from operations in 2004 and 2003. Therefore we believe that this change should be treated as a correction of an error rather than a reclassification and should be presented as a restatement of your financial statements. Please revise your filing to present the changes made to the classification of retail finance receivables as a correction of an error and include the disclosures set forth by APB 20.

Company response:

The Company respectfully requests that the Staff reconsider its conclusion in light of the following.

The Company’s conclusion regarding the immateriality of the changes to its cash from operations for 2004 and 2003 was based on a careful consideration of the surrounding quantitative and qualitative factors. The Company recognizes that the amounts involved in the reclassifications as a percentage of cash from operations exceed commonly used “rule of thumb” measures for determining if an item might be material. However, in this circumstance, the Company believes it has correctly concluded that these reclassifications are immaterial based on further consideration of the qualitative factors related to these changes. In fact, none of the qualitative factors discussed in SAB 99 that may lead to a conclusion that an item is material are present in this circumstance. In addition, the Company’s consistent growth over the last decade has resulted in a reliable trend of high-quality cash flows from operations which have consistently increased from year to year. This trend, which the Company believes is a very important factor for investors, was unaffected by the reclassifications. Additionally, because the reclassifications related solely to cash flows from the origination and sale of retail loans, which are viewed in the aggregate by investors, the Company believes that it is highly unlikely that an investor’s assessment of the Company’s cash flows would have been different or influenced had the original 2004 and 2003 financial statements reflected this change. The Company’s interactions with investors and analysts subsequent to these reclassifications have supported this conclusion. For these reasons in addition to those outlined in the Company’s original response, the Company firmly believes, and its auditors concur, that when all aspects of these changes are considered the reclassifications do not rise to a level of materiality that would require the restatement of its financial statements.

Furthermore, because a restatement would not result in changes to the numbers presented in the “Restated” statement of cash flows relative to those that the Company presented as part of the 2005 financial statements, the Company does not believe that recharacterizing the change as a correction of an error would provide any additional substantive information and, as a result, it is likely that it will only be a source of confusion to investors. As the Staff has indicated, a restatement of the Company’s 2005 financial statements for the purpose of presenting the changes made to the classification of retail finance receivables as a correction of an error would require disclosures set forth by paragraph 36 and 37 of APB 20 and paragraphs 18 and 19 of APB 9. Based on the existing disclosures describing these changes, included in Note 1 to the Company’s 2005 financial statements, the Company’s 2005 financial statements substantially satisfy the requirements of APB 20 and APB 9 as they relate to a prior period correction of an error that does not affect the income statement.

Therefore, the changes associated with restating the 2005 financial statements would be limited to the recharacterization of these items as “corrections of errors” vs. “reclassifications”, the addition of the term “Restated” over the 2003 and 2004 columns of the statement of cash flows and an explanatory note in the auditor’s opinion. The Company believes that these changes would likely lead investors to incorrectly conclude that the restatement of the 2005 financial statements resulted in changes to the numbers presented in the “Restated” statement of cash flows.

We firmly believe that the Company’s presentation of the changes to its 2004 and 2003 statements of cash flows as part of the 2005 financial statements was reasonable, appropriate and transparent to investors. The Company believes that its conclusions regarding the materiality of these reclassifications are also appropriate and its auditors have agreed. A restatement for the purpose of recharacterizing these changes as corrections of errors is unwarranted given their non-impact on the financial statements taken as a whole. Moreover, with the Staff’s proposed restatement, there is not only a significant potential for investor confusion, but also potential damage to shareholder value. We believe either result would be contrary to what is intended by the Staff.

Form 10-Q for the year ended June 25, 2005

Managements Discussion and Analysis

2.	We note from your response to our prior comment 11 that for options granted prior to the adoption of SFAS No. 123(R) you have recognized and will continue to recognize the cost of the grant over the four-year vesting period and for options granted subsequent to the adoption of SFAS 123(R) you recognize the full cost of the grant on the date of grant. Please revise future filings to disclose the impact of this change in policy, to the extent the amounts are material, so that investors can compare the results of operations pre and post adoption of SFAS 123(R).

Company Response:

The Company has recognized and will continue to recognize the cost of grants of options granted prior to the adoption of SFAS No. 123(R) that contained accelerated vesting provisions over the explicit four-year vesting period. However, the cost associated with these grants is not material.

As of the January 1, 2005, the date the Company adopted SFAS 123(R), the unrecognized cost of the grants described above was $5.1 million. This cost was recognized or is expected to be recognized in stock compensation expense during 2005, 2006, 2007 and 2008 in the following amounts: $4.8 million, $.2 million, $0.1 million and $0.01 million, respectively. In 2005, the amount recognized was less than 0.5% of pretax income. In future years, based on the lower expense expected in 2006-2008, these amounts are likely to be less than 0.01% of pretax income. Therefore, the Company has concluded that such amounts are immaterial and do not require disclosure.

The Company acknowledges as follows: it is responsible for the adequacy and accuracy of the disclosure in the Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Report on Form 10-Q for the quarter ended June 25, 2006; Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 10-K for the year ended December 31, 2005 and the Quarterly Report on Form 10-Q for the quarter ended June 25, 2006; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing responses to the undersigned at (414) 343-7536.

Very truly yours,

/s/ Thomas E. Bergmann
Thomas E. Bergmann
Vice President and Chief Financial Officer

3